UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

March 14, 2018

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

BASHKORTOSTAN PRIME MINISTER LAUNCHES NEW ECOLOGICAL EQUIPMENT AT BELORETSK METALLURGICAL PLANT

Beloretsk, Russia – March 14, 2018 – Mechel PAO (MOEX: MTLR; NYSE: MTL), one of the leading Russian mining and metals companies, reports that Beloretsk Metallurgical Plant (BMK AO, part of Mechel Group) launched new ecological equipment in its high-strength wire workshop. The upgrade enabled the plant to stop using acid in wire production, bring industrial waste effluents down by eight times and ensure high-level effluent treatment. The Republic of Bashkortostan’s Prime Minister Rustem Mardanov attended the launch ceremony.

The new facilities were launched as Prime Minister Rustem Mardanov, Mechel PAO’s Chief Executive Officer Oleg Korzhov and Beloretsk Metallurgical Plant’s Chief Executive Officer Viktor Kamelin pushed a symbolic button. The Republic of Bashkortostan’s Federal Service for the Supervision of Natural Resources (Rozprirodnadzor) regional chief Yuri Dudnikov and the Beloretsk regional administration’s head Vladislav Mironov also attended the ceremony. After, the delegation toured the workshop’s industrial waste disposal plant where new waste water cleaning equipment was installed.

Beloretsk Metallurgical Plant began implementing the project of rejecting acid pickling in favor of best available technologies in 2015 as part of its agreement with Bashkortostan’s Rosprirodnadzor branch. The plant invested some 200 million rubles into the project. Two new facilities produced by Italy’s Promostar are the project’s final stage.

The new equipment descales steel rod mechanically using scale breakers. During the descaling process, the rod first goes from the unwinding equipment to special rolls that clean off large scales thanks to bending. Small scale is then cleaned off the surface by metal wool. Before, the rod was descaled by acid. The new technology completely excludes several water waste sources formed during acid descaling and the following washing of the rod. Today, the workshop’s waste water volume is down eight times, from 2,400 to 300 cubic meters a day.

Before the new facility’s launch, the workshop has been prepared by shutting down the acid department, reconstructing drawing benches and installing a new water pump intake and a waste water treatment equipment that ensures industrial and stormwater effluents’ compliance with ecological norms.

“This is a major event not only for the plant and the city, but for the entire republic. The plant’s transfer to this new technology not just minimizes, but completely eliminates negative ecological impact on Bashkortostan’s chief water artery, the Belaya River,” Bashkortostan’s Prime Minister Rustem Mardanov noted.

“Mechel Group is consistently implementing the strategy of transferring to best available technologies where ecology is concerned. Beloretsk Metallurgical Plant’s abandonment of acid and implementation of scale breakers is an important step toward this goal. We will continue with the plant’s ecological upgrade by implementing similar technologies in the remaining steel wire workshops. This will enable Beloretsk Metallurgical Plant to rise to a new quality level in ensuring ecological safety,” Mechel PAO’s Chief Executive Officer Oleg Korzhov commented.

The high-strength wire workshop produces components for steel structures and sleepers, spring wire for engineering companies and wire for the construction industry. The workshop accounts for 25% of Beloretsk Metallurgical Plant’s total hardware output.

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Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

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Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: March 14, 2018

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